December 3, 2008
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Potash Corporation of Saskatchewan Inc. Form 10-K for the Year Ended December 31, 2007 File No. 001-10351
Dear Mr. Humphrey:
     We refer to the comment letter dated November 20, 2008 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the year ended December 31, 2007 (the “Form 10‑K”) and the Form 10-Q for the quarterly period ended September 30, 2008 (the “Form 10-Q”) filed by Potash Corporation of Saskatchewan Inc. (the “Company”).
     The responses to the Staff’s comments in its November 20, 2008 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.
Form 10-K for the Year Ended December 31, 2007
Exhibit 13 — 2007 Financial Review Annual Report
Financial Performance Indicators, page 66
1.	In footnote (1), on page 68, please consider adding a table for clarity that summarizes the specific after-tax effects related to each component of the total presented for all applicable years.
     Response:
     In future filings, the Company will include tabular disclosure for all applicable years that summarizes the specific after-tax effect related to each component of the total after-tax effect presented.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
December 3, 2008

2.	We note your footnote (2) disclosure related to your EBITDA presentation, which states that EBITDA has not been adjusted for the non-cash effects of certain items. We also note that you include the totals of such non-cash effects in your disclosure. However, the presentation of an adjusted total either in the table or within the footnote disclosure is prohibited under Item 10(e) of Regulation S-K. As such, please remove the last sentence of footnote (2) as well as the other references to adjusted EBITDA.
     Response:
     In response to the Staff’s comment, the Company notes that Item 10(e) of Regulation S-K applies to documents filed with the Commission and is not applicable to information that is furnished to the Commission. As described on page 36 of the Form 10-K, the Company’s 2007 Financial Review Annual Report, except for those portions that are expressly incorporated by reference in the Form 10-K, is furnished to the Commission and is not to be deemed filed with the Commission under the Securities Exchange Act of 1934 or otherwise form part of the Form 10‑K. Footnote (2) and the table to which it relates are set forth in a portion of the Company’s 2007 Financial Review Annual Report that was not expressly incorporated by reference in the Company’s Annual Report on Form 10-K and, therefore, such disclosure was furnished to the Commission. Accordingly, the Company believes that the requirements of Item 10(e) of Regulation S-K are not applicable to the disclosure in footnote (2).
3.	On a related matter, with respect to the items that EBITDA has not been adjusted for, consider adding a table that summarizes the specific non-cash effect related to each of such items for all applicable years.
     Response:
     In future filings, the Company will include tabular disclosure for all applicable years that summarizes the specific non-cash effect related to each of the items for which EBITDA has not been adjusted.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Note 6 — Capital Disclosures, page 15
4.	We note that you have added a tabular presentation of adjusted EBITDA considering the effect of the other-than-temporary impairments taken on your auction-rate securities. As you consider EBITDA to be a performance measure, as stated in your 2007 Form 10-K, your presentation of adjusted EBITDA is prohibited under Item 10(e) of Regulation S-K. However, we do not object to the supplemental presentation and discussion of items that EBITDA has not been adjusted for, provided that a total for adjusted EBITDA is not included. Please revise, as appropriate.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
December 3, 2008

     Response:
     In response to the Staff’s comment, the Company notes that Item 10(e)(5) of Regulation S-K provides that, for purposes of Item 10(e), non-GAAP financial measures exclude financial measures required to be disclosed by GAAP, Commission rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the registrant. Item 10(e)(5) further provides that the financial measure should be presented outside of the financial statements unless required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in such financial statements.
     The Company’s financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The disclosure set forth in Note 6 is responsive to the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Section 1535, “Capital Disclosures,” which the Company adopted effective for all periods as of January 1, 2008. CICA Section 1535 establishes standards for disclosing information about an entity’s capital and capital management. In particular, CICA Section 1535 requires the Company to disclose qualitative and quantitative information about its objectives, policies and processes for managing capital. CICA Section 1535 requires such disclosure to be based on the information provided to and used by the Company’s key management personnel. The disclosures required by CICA Section 1535 are converged with the capital disclosure related amendments to International Financial Reporting Standard IAS 1, “Presentation of Financial Statements.”
     As described in Note 6, the Company monitors its capital based, in part, on the ratios of adjusted EBITDA to adjusted interest expense and net debt to adjusted EBITDA. Such ratios are reviewed by the Company’s management as part of the Company’s capital management processes and, on that basis, represent meaningful disclosure that is responsive to the requirements of CICA Section 1535. The Company believes that it is unable to fully comply with the requirements of CICA Section 1535 without presenting adjusted EBITDA and providing related disclosure.
     Based on the Company’s interpretation of CICA Section 1535 as well as discussions with the Company’s independent registered chartered accountants, Deloitte and Touche LLP, the Company believes that its presentation of adjusted EBITDA and related disclosure in Note 6 is required by CICA Section 1535 and Canadian GAAP. As a result, the Company believes that Item 10(e)(5) of Regulation S-K is applicable to the presentation and related disclosure in Note 6. Accordingly, adjusted EBITDA, as presented in Note 6, does not constitute a non-GAAP financial measure and its presentation therein is not prohibited by Item 10(e) of Regulation S-K. In addition, the Company believes that the disclosure presented therein provides useful information to investors because it presents financial measures that management reviews as part of the Company’s capital management processes.
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Mr. David R. Humphrey
U.S. Securities and Exchange Commission
December 3, 2008

     As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have additional questions or comments, you may contact Denis A. Sirois, Vice President and Corporate Controller, at (306) 933‑8785.
Sincerely,
/s/  Wayne R. Brownlee
Wayne R. Brownlee
Senior Vice President, Treasurer and
Chief Financial Officer

cc:	Amy Geddes, Division of Corporate Finance William Braithwaite, Stikeman Elliott Robert Dean Avery, Jones Day Edward B. Winslow, Jones Day